

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Jennifer DiRico
Chief Financial Officer
Commvault Systems, Inc.
1 Commvault Way
Tinton Falls, New Jersey 07724

> **Re: Commvault Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2025**
> **File No. 001-33026**

Dear Jennifer DiRico:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Technology


cc: Danielle Sheer